ABBY by GOGOTECH, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2023, 2022, & 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
ABBY by GOGOTECH, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023, 2022, and 2021 and the related statement of operations, statement of changes in shareholder equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 19, 2024

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,		
	2023	**2022**	**2021**
ASSETS			
Current Assets			
Cash and Cash Equivalents	7,117	1,126	110,447
Total Current Assets	7,117	1,126	110,447
Non-current Assets			
Equipment, net of Accumulated Depreciation	150,579	152,159	57,448
Total Non-Current Assets	150,579	152,159	57,448
TOTAL ASSETS	157,696	153,285	167,895
LIABILITIES AND EQUITY			
Long-term Liabilities			
Convertible Notes	329,970	250,000	100,000
Future Equity Obligations	266,660	154,983	20,000
Accrued Interest	21,753	8,420	671
Total Long-Term Liabilities	618,383	413,403	120,671
TOTAL LIABILITIES	618,383	413,403	120,671
EQUITY			
Common Stock	115	115	115
Additional Paid-in-Capital	99,885	99,885	99,885
Accumulated Deficit	(560,687)	(360,118)	(52,776)
Total Equity	(460,687)	(260,119)	47,223
TOTAL LIABILITIES AND EQUITY	157,696	153,285	167,895

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 9/2/21 (At Inception)	-	-	-	-	-
Issuance of Common Stock	11,529,370	115	99,885	-	100,000
Net Income (Loss)	-	-	-	(52,777)	(52,777)
Ending Balance 12/31/2021	11,529,370	115	99,885	(52,777)	47,223
Net Income (Loss)	-	-	-	(307,342)	(307,342)
Ending Balance 12/31/2022	11,529,370	115	99,885	(412,896)	(260,119)
Net Income (Loss)	-	-	-	(200,568)	(200,568)
Ending Balance 12/31/2023	11,529,370	115	99,885	(920,806)	(460,687)

Statement of Operations

	Year Ended December 31,		
	2023	**2022**	**2021**
Revenue	-	-	-
Cost of Revenue	-	-	-
Gross Profit	-	-	-
Operating Expenses			
Advertising and Marketing	29,940	26,702	-
General and Administrative	85,242	197,886	36,967
Research and Development	11,923	14,430	714
Rent and Lease	15,000	18,308	112
Depreciation Expense	49,080	40,380	14,362
Total Operating Expenses	191,185	297,707	52,155
Operating Income (loss)	(191,185)	(297,707)	(52,155)
Other Expenses			
Interest and Miscellaneous Other	13,333	10,229	671
Total Other Expenses	13,333	10,229	671
Other Income			
Other	3,950	594	50
Total Other Income	3,950	594	50
Provision for Income Tax	-	-	-
Net Income (loss)	(200,568)	(307,342)	(52,776)

Statement of Cash Flows

	Year Ended December 31,		
	2023	**2022**	**2021**
OPERATING ACTIVITIES			
Net Income (Loss)	(200,568)	(307,342)	(52,776)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation	49,080	40,380	14,362
Accrued Interest	13,333	7,749	671
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	62,413	48,129	15,033
Net Cash provided by (used in) Operating Activities	(138,155)	(259,213)	(37,743)
INVESTING ACTIVITIES			
Equipment and Tooling	(47,500)	(135,091)	(71,810)
Net Cash provided by (used by) Investing Activities	(47,500)	(135,091)	(71,810)
FINANCING ACTIVITIES			
Common Stock	-	-	115
Additional Paid-in-Capital	-	-	99,885
Convertible Notes	79,970	150,000	100,000
Future Equity Obligation	111,676	134,983	20,000
Net Cash provided by (used in) Financing Activities	191,646	284,983	220,000
Cash at the beginning of period	1,126	110,447	-
Net Cash increase (decrease) for period	5,991	(109,321)	110,447
Cash at end of period	7,117	1,126	110,447

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

ABBY by GOGOTECH, Inc. ("the Company") was formed in Delaware on September 2nd, 2021. The company plans to earn revenue by selling our smart wheelchair, ABBY, along with accessories and spare parts, and software subscriptions, direct to consumers online through our website https://gogotech.co. ABBY is a new smart wheelchair for adults with reduced mobility. The Company's customers will be initially in the United States but eventually plan to sell worldwide.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Equipment	5	254,401	(103,822)	-	150,579
Grand Total	**-**	**254,401**	**(103,822)**	**-**	**150,579**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company did not have any equity-based compensation as of December 31st, 2023.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 5%. The amounts are to be repaid at the demand of the holder prior to conversion with maturity dates in 2025. The notes are convertible into shares of the Company's common stock at an 80% discount during a change of control or qualified financing event. The notes contained pre-money valuation caps ranging from $3M-$8M.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. The valuation caps of the agreements entered were $6M – $10M.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	-
2025	$329,970
2026	-
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 30,000,000 common shares with a par value of $0.00001 per share. 11,529,370 common shares were issued and outstanding as of December 31st, 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 19, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.